Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA  15222-3779
412-288-1900 Phone                                                                                     Federated
FederatedInvestors.com                                                                           World-Class Investment Manager®

June 18, 2010

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn: Laura Hatch

Dear Ms. Hatch:

On May 19, 2010 you spoke to Heidi Loeffert from Reed Smith regarding comments on the following registrants:
Federated Kaufmann Fund (FKAUF)	10/31/09
Federated Kaufmann Small Cap Fund (FKSCF)	10/31/09
Federated Kaufmann Large Cap Fund (FKLCF)	10/31/09
Federated Intermediate Municipal Trust (IMT)	05/31/09
Federated Prudent Bear Fund (FPBF)	09/30/09
Federated Strategic Income Fund (SIF)	11/30/09
Federated Bond Fund (FBF)	11/30/09
Federated Institutional High Yield Bond Fund (FIHYBF)	10/31/09
Federated Clover Mid Value Fund (FCMVF)	09/30/09
Federated Municipal Ultrashort Fund (FMUSF)	09/30/09
Federated Adjustable Rate Securities Fund (FARSF)	08/31/09

You requested that the items listed below be resolved for each Fund’s next update. Following are my responses to your comments.

1.	Comment: On FKAUF, FKSCF and FKLCF you indicated that some of the footnotes to the Portfolio of Investments are missing.

Response: Federated implemented a new regulatory report production software package during the third quarter of 2009.  Upon receipt of your comment, it was discovered that the software contained an error which led to the inadvertent omission of certain footnotes to the Portfolio of Investments on the Form N-CSR that was filed via EDGAR.  This software error has been corrected and the filing was amended on June 7, 2010.  Please note that the software error only impacted the EDGAR versions of the reports that were filed: all printed documents transmitted to shareholders, and the versions of those documents posted to federatedinvestors.com were correct and included the appropriate footnotes.

2.	Comment: On IMT, you asked if the Interfund Transactions information listed in the Notes to Financial Statements is also included in the amounts listed in the Investment Transactions footnote.

Response:  The information contained in the Investment Transactions footnote excludes short-term obligations; however this footnote does include the long-term transactions identified in Interfund Transactions.

3.
Comment: On the Statement of Assets and Liabilities of FKAUF, you indicate that the “Payable for limited partnership commitments” does not match the amount identified as a contingent liability in the Commitments and Contingencies section of the Notes to Financial Statements.

Response: FKAUF invests in limited partnerships and limited liability companies which require the fund to commit to a dollar amount that may be invested.  Because these amounts do not satisfy the Accounting Standards Codification 450 requirements of recognition on the Statement of Assets and Liabilities, they are presented in the Notes to Financial Statements.  One of these limited partnerships, Rocket Ventures II LP is in receivership and there is a high likelihood that FKAUF will be required to invest the remaining capital commitment of $2,500,000, therefore this amount is shown as a liability on the Statement of Assets and Liabilities in addition to being included in the amount indicated in the footnote, $3,958,404.

4.	Comment: You indicate that the line “Net expenses excluding dividends on short positions” should not be in the body of the FPBF Financial Highlights but in a footnote to the table.

Response:  Form N-1A identifies the required components of the Financial Highlights; however the Form does not preclude adding additional information, see General Instruction C. 3. (b).  Federated believes that  the information in question helps provide a more useful and complete picture of the Fund's financial posture and will assist a shareholder in making an informed investment decision.  Federated believes expense information excluding dividends on short positions is an important value and chooses to include it in the body of the Financial Highlights.   Moreover, as with other information in the Financial Highlights table, the information in question has been audited by the Fund's independent registered public accounting firm.

5.	Comment: On the Statement of Assets and Liabilities of SIF and FBF you indicate that there is no discussion of “Restricted cash” in the Notes to Financial Statements.

Response:  Both of the funds indicated invest in futures contracts.  A specific amount of cash or U.S. government securities are required to be segregated upon entering into these contracts.  An explanation of these facts can be found under the footnote relating to Futures Contracts in the Notes to Financial Statements.  The following excerpt is included in this footnote: “Upon entering into a financial futures contract with a broker, the Fund is required to deposit in a segregated account a specified amount of cash or U.S. government securities which is shown as Restricted Cash in the Statement of Assets and Liabilities.”

6.	Comment: You indicated that there is a general discrepancy between the footnotes relating to restricted securities on the Portfolio of Investments and Notes to Financial Statements of FIHYBF

Response:  Federated utilizes two footnotes to the Portfolio of Investments to describe restricted securities.  The first identifies all securities which meet the definition of restricted; the second identifies a subset of restricted securities which are subject to the Rule 144A exemption.  The disclosure in the Notes to Financial Statements only discusses those securities not subject to the Rule 144A exemption.

7.	Comment: You asked why there is no discussion of an accounting survivor in the annual report of FCMVF as there is in the other Federated Clover funds.

Response: FCMVF did not participate in any merger activity as did the two other Federated Clover funds; therefore, there is no need to discuss accounting survivorship.

8.	Comment: You indicated that the final maturity dates as opposed to reset and tender dates should be shown for the Portfolio of Investment security holdings in FMUSF.

Response: Federated will have to reconfigure financial reporting files to include final maturity dates in order to disclose this information.  It is our intent to have these files reconfigured in order to begin providing both final maturity as well as reset/tender dates on regulatory reports with a fiscal period ending October 31, 2010.

9.	Comment: You asked if FARSF has a requirement that at least 80% of the fund be invested in adjustable rate securities; if there is no requirement explain why.

Response: The following excerpt was copied from the “What are the Fund’s Investment Strategies” section of the October 31, 2009 Prospectus: “Because the Fund refers to adjustable-rate investments in its name, it will notify shareholders at least 60 days in advance of any change in its investment policies that would enable the Fund to invest, under normal circumstances, less than 80% of its assets in adjustable-rate securities. For purposes of this limitation, an adjustable-rate security includes any fixed-income security that requires periodic changes in its interest rate based upon changes in a recognized index interest rate or another method of determining prevailing interest rates.”  The agency Collateralized Mortgage Obligations presented on the Portfolio of Investments qualify as adjustable-rate securities.

In connection with the review of this submission by the staff of the Securities and Exchange Commission, the Funds acknowledge the staff’s view that: the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions on my responses, please contact me at (412) 288-7045

Sincerely,

/s/ Richard A. Novak

Richard A. Novak
Treasurer